Exhibit 21.0

Subsidiaries of the Registrant

First Pactrust Bancorp, Inc was established in March 2000 as a Maryland Corporation. It is headquartered at 18500 Von Karman Avenue, Suite 1100 Irvine, CA 92612. There are 3 subsidiaries of the Company:

Pacific Trust Bank is a Federally Chartered Bank established in 1941 and serving the Southern California region. Pacific Trust Bank is headquartered in Irvine California at 18500 Von Karman Avenue, Suite 1100 Irvine, CA 92612

Beach Business Bank is a California State Chartered Bank established in 2004 and serving the LA County region. Beach Business Bank is headquartered in Manhattan Beach, California at 1230 Rosecrans Ave. Manhattan Beach, CA 90266

PTB Property Holdings LLC is the asset holding company of First Pactrust Bancorp, Inc and was established in 2011 as a California based LLC.